UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o   Total accesses reached 97.2 million in September (-6.2% y-o-y), 73.5 million of which in the mobile business (-7.5 y-o-y) and 23.7 million in the fixed business (-2.3% y-o-y);

o   Leadership in postpaid, with continued growth (+6.8% y-o-y in 3Q16) and share of net additions reaching 42.9% until August 2016. Postpaid market share stood at 42.4% in August (+0.3 p.p. y-o-y);

o   Mobile ARPU recorded y-o-y growth of 14.9% in 3Q16, fueled by market rationality, the increased mix of postpaid clients and the 35.0% y-o-y growth in Data ARPU, which corresponded to 58.9% of total ARPU;

o   Broadband accesses totaled 7.3 million in 3Q16 (+1.8% y-o-y), with FTTx* accounting for 56.3% of the total accesses and with an 8.6% y-o-y growth. Broadband ARPU increased by 7.8% y-o-y in 3Q16, influenced by the growth in the ultra-broadband customer base;

o   Pay TV accesses totaled 1.8 million in 3Q16, with IPTV growth of 38.5%, while pay TV ARPU grew 12.4%, reflecting the Company’s strategy of focusing on higher-value clients;

o   Net operating services revenue grew 2.2% in 3Q16 over 3Q15 (+4.5% y-o-y excluding regulatory effects), maintaining its positive performance;

o   Mobile services revenue climbed 4.9% y-o-y in 3Q16. Excluding the effect of MTR reductions in 2016, this line increased 7.0% over 3Q15. Data and digital services revenue rose 23.3% y-o-y in 3Q16, fueled by the strong upturn in mobile internet revenue, whose growth came to 36.4% over 3Q15;

o   Net fixed revenue declined by 1.4% in 3Q16 over 3Q15. Excluding the reduction in fixed to mobile (VC) and local/national long-distance fixed interconnection (TU-RL/TU-RIU), revenues would have grown 1.2%;

o   Operating costs fell 2.2% y-o-y in 3Q16. Excluding the effect from the corporate restructuring in 3Q15, the reduction was 1.9% (LTM IPCA +8.5%), reflecting the continuous efforts to reduce costs by focusing on increasing efficiency and synergies;

o   EBITDA totaled R$3.4 billion in 3Q16, 8.8% up on 3Q15, accompanied by an EBITDA margin of 31.9% (+2.3 p.p. y-o-y). Excluding the R$19.2 million non-recurring effect in 3Q15, EBITDA climbed 8.1% y-o-y, with a margin increase of 2.1 p.p. over the previous year, fueled by the capture of synergies and efficiency initiatives;

o   Third-quarter investments amounted to R$1.9 billion, accounting for 18.2% of net operating revenue. Recurring EBITDA – Capex grew by 42.3% over 3Q15, with a strong expansion in FCF (+36.7% y-o-y);

o   The focus on executing synergies guaranteed the capture of 64% of NPV of best case scenario and fully delivering the NPV of the base case scenario.

Notes: (1) The figures reflect the combined results of Telefônica Brasil and GVT for all periods. (2) y-o-y: annual variation and (3) q-o-q: quarterly variation. *FTTX includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the third quarter of 2016, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the pro forma scenario combined for the first nine months 2015, including GVT Participações S.A.

HIGHLIGHTS

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Net Operating Revenues	10,693.4	10,580.8	1.1	10,510.0	1.7	31,634.8	31,372.9	0.8

Net Operating Services Revenues	10,386.1	10,158.4	2.2	10,200.4	1.8	30,716.1	30,228.5	1.6

Net operating mobile revenues	6,131.7	5,844.5	4.9	5,984.1	2.5	18,026.9	17,564.9	2.6
Net operating fixed revenues	4,254.4	4,314.0	(1.4)	4,216.3	0.9	12,689.2	12,663.6	0.2

Net handset revenues	307.3	422.3	(27.2)	309.7	(0.8)	918.7	1,144.4	(19.7)

Operating costs	(7,283.1)	(7,445.2)	(2.2)	(7,309.7)	(0.4)	(21,235.7)	(22,090.9)	(3.9)
Recurring Operating costs*	(7,283.1)	(7,426.0)	(1.9)	(7,208.5)	1.0	(21,648.0)	(22,071.7)	(1.9)

EBITDA	3,410.3	3,135.6	8.8	3,200.3	6.6	10,399.1	9,282.0	12.0
EBITDA Margin %	31.9%	29.6%	2.3 p.p.	30.5%	1.4 p.p.	32.9%	29.6%	3.3 p.p.

Recurring EBITDA*	3,410.3	3,154.8	8.1	3,301.5	3.3	9,986.8	9,301.2	7.4
Recurring EBITDA Margin %*	31.9%	29.8%	2.1 p.p.	31.4%	0.5 p.p.	31.6%	29.6%	1.9 p.p.

Net income	952.7	869.3	9.6	699.5	36.2	2,870.4	2,216.7	29.5

Capex	2,126.4	2,122.5	0.2	1,770.6	20.1	5,389.0	5,946.5	(9.4)

Total accesses (thousand)	97,202	103,672	(6.2)	97,058	0.1	97,202	103,672	(6.2)
Total mobile accesses	73,495	79,414	(7.5)	73,304	0.3	73,495	79,414	(7.5)
Total fixed accesses	23,707	24,259	(2.3)	23,754	(0.2)	23,707	24,259	(2.3)

(*) Adjusted by the towers sale in the 1Q16 in the amount of R$513,5 million, provision for organizational restructure in 2Q16 in the amount of R$ 101.2 million and in the 3Q15 in the amount of R$ 19.2 million.

Mobile Business

OPERATING PERFORMANCE

Thousand	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Mobile total accesses	73,495	79,414	(7.5)	73,304	0.3	73,495	79,414	(7.5)
Postpaid	32,499	30,435	6.8	31,629	2.8	32,499	30,435	6.8
Postpaid ex. M2M/Dongles	25,313	23,198	9.1	24,472	3.4	25,313	23,198	9.1
M2M	4,778	4,112	16.2	4,598	3.9	4,778	4,112	16.2
Prepaid	40,996	48,979	(16.3)	41,675	(1.6)	40,996	48,979	(16.3)
Market Share (*)	29.1%	28.8%	0.4 p.p.	28.9%	0.2 p.p.	29.1%	28.8%	0.4 p.p.
Postpaid	42.4%	42.1%	0.4 p.p.	42.4%	0.1 p.p.	42.4%	42.1%	0.4 p.p.
Mobile broadband (modem only)	39.5%	54.8%	(15.3) p.p.	39.1%	0.4 p.p.	39.5%	54.8%	(15.3) p.p.
Net additions	191	(3,241)	n.a.	33	477.5	226	(524)	n.a.
Postpaid	870	849	2.5	370	135.1	1,425	2,080	(31.5)
Market Share of postpaid net additions (*)	46.7%	65.1%	(18.4) p.p.	39.7%	7.0 p.p.	42.9%	49.7%	(6.7) p.p.
Market penetration (*)	122.3%	134.7%	(12.4) p.p.	123.0%	(0.7) p.p.	122.3%	134.7%	(12.4) p.p.
Monthly churn	3.4%	4.7%	(1.3) p.p.	3.3%	0.2 p.p.	3.3%	3.6%	(0.3) p.p.
Postpaid ex. M2M	1.7%	1.9%	(0.1) p.p.	1.9%	(0.2) p.p.	1.8%	1.8%	(0.0) p.p.
Prepaid	4.7%	6.3%	(1.6) p.p.	4.3%	0.4 p.p.	4.5%	4.6%	(0.1) p.p.
ARPU (R$/month)	27.8	24.2	14.9	27.2	2.3	27.3	24.0	13.9
Voice	11.4	12.1	(5.3)	11.8	(2.7)	12.0	12.8	(6.1)
Data	16.4	12.1	35.0	15.5	6.1	15.3	11.2	36.6
Postpaid ex. M2M ARPU	51.2	49.7	3.0	51.3	(0.2)	50.8	49.9	1.8
Prepaid ARPU	13.6	11.9	14.4	13.4	1.6	13.6	12.1	12.0
M2M ARPU	2.4	3.3	(28.6)	3.3	(27.1)	3.0	3.2	(7.3)
MOU	158.9	134.2	18.4	160.3	(0.9)	156.8	131.6	19.2

(*) Source: ANATEL. Last available information: August/16.

Note: ARPU data including intercompany revenue eliminations.

o    Total accesses fell 7.5% over 3Q15, totaling 73,495 thousand. The postpaid continues to be worthy of mention, with expansion of 6.8% y-o-y, totaling 32,499 thousand accesses and accounting for 44.2% of mobile accesses, up by 5.9 p.p. in the annual comparison. The human postpaid base reached 25,313 thousand clients, 9.1% up y-o-y.

o    Total market share came to 29.1% in August (+0.4 p.p. y-o-y). In the postpaid, Telefonica Brasil achieved 42.9% of 2016 net additions, recording a market share of 42.4% (+0.3 p.p. y-o-y) by August 2016. The Company is also the leader in 4G-technology terminals, reaching market share of 35.6% in August 2016, reflecting the quality of the client base and the Company’s strategy focused on higher-value clients.

1 Excludes dongles and M2M.

o    In 3Q16, mobile net additions totaled 191 thousand accesses. Net postpaid additions reached 870 thousand accesses in the third quarter, with prepaid net disconnections amounting to 679 thousand accesses.

o    The prepaid customer base contracted 16.3% in 3Q16 over 3Q15, due to the continuous adoption of a restrictive policy for the disconnection of inactive clients within the limits established by Anatel, mainly during the 4Q15, underlying the Company’s focus on rationality and profitability.

o    The access base continued to expand in the machine-to-machine (M2M) market, reaching 4.8 million customers in September, 16.2% up on 3Q15. On the other hand, the dongle market continued to shrink, with the disconnection of 717 thousand clients, 22.9% down on 3Q15.

o    Total ARPU moved up by 14.9% y-o-y, fueled by the performance of data ARPU, which strongly increased in 3Q16 over 3Q15 (+35.0%). Excluding MTR reductions in the period, total ARPU posted annual growth of 17.2%.

NET OPERATING REVENUES

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Net operating mobile revenues	6,439.0	6,266.8	2.7	6,293.7	2.3	18,945.6	18,709.3	1.3

Net service mobile revenues	6,131.7	5,844.5	4.9	5,984.1	2.5	18,026.9	17,564.9	2.6
Outgoing voice	2,245.9	2,482.6	(9.5)	2,213.3	1.5	6,903.1	8,026.1	(14.0)
Interconnection	271.8	394.0	(31.0)	327.3	(17.0)	956.1	1,251.2	(23.6)
Data plus Digital Services	3,612.9	2,930.9	23.3	3,399.7	6.3	10,120.9	8,219.8	23.1
Messaging P2P	385.4	431.4	(10.6)	381.2	1.1	1,149.0	1,236.9	(7.1)
Internet	2,671.2	1,958.1	36.4	2,450.5	9.0	7,289.1	5,332.5	36.7
Digital Services	556.3	541.4	2.8	568.0	(2.1)	1,682.8	1,650.4	2.0
Other services	1.1	37.0	(97.1)	43.8	(97.6)	46.7	67.8	(31.1)
Net handset revenues	307.3	422.3	(27.2)	309.7	(0.8)	918.7	1,144.4	(19.7)

Note: From this quarter on, for a better understanding of the business and to better reflect the results of our digital initiatives, all revenues coming from digital services and VAS were allocated within the same line. To this purpose and, for comparative reasons, there has been some reallocation in historical information. Please refer to our website (www.telefonica.com.br/ir) for the complete historical information on years 2015 and 2016.

Net mobile revenue rose 2.7% in 3Q16 over 3Q15, thanks to the higher mobile service revenue, up 4.9% y-o-y, influenced by the higher data and digital services revenue, partially offset by the lower revenue from the sale of handsets (-27.2% y-o-y) and voice, the latter affected by the effect from MRT reductions in February 2016. Excluding the regulatory effect, third-quarter mobile services revenue would have increased by 7.0% y-o-y.

Outgoing voice revenue reduced by 9.5% over 3Q15, reflecting the growing replacement by mobile internet, which more than offsets this reduction. The prepaid was also impacted by the volume of recharges in the period, which fell 8.2% y-o-y, influenced by macroeconomic conditions, although this line already shows a recovery trend. In 3Q16 over 2Q16, recharges grew 1.8%.

Interconnection revenue contracted by 31.0% y-o-y in 3Q16, mainly due to the MTR tariff reduction in February 2016 (-33.8%). With the normalization of this effect, interconnection revenue fell 0.7% in 3Q16.

Data and digital services revenue increased 23.3% y-o-y and continued to be the main source of the Company’s revenue growth, due to the strategy focused on data. The factors contributing to this growth were the upselling of data bundles, both in postpaid and prepaid offers, and the higher penetration of smartphones and webphones in our customer base. In 3Q16, data and digital services revenue already represented 58.9% of net mobile services revenue, up by 8.8 p.p. y-o-y.

SMS revenue declined by 10.6% over 3Q15, due to the reduction in promotional SMS volume.

Mobile internet revenue moved up by 36.4% y-o-y, also increasing over the previous quarter, and accounted for 73.9% of data revenue in 3Q16. This performance is directly linked to the growth in postpaid data accesses, especially in 4G plans, the increased sale of stand-alone data packages and the growth of the smartphone customer base. At the close of 3Q16, 77.6% of our customer base already had smartphones or webphones, equivalent to a 4.7 p.p. increase over 3Q15.

Digital services revenue moved up by 2.8% in 3Q16 over 3Q15, due to the higher use of digital services. Applications such as Vivo Música and Nuvem do Jornaleiro, and services of educational platforms, such as Kantoo, and safety platforms, such as Vivo Sync and Vivo Segurança online, continue registering positive performance. In addition, the strong performance of Vivo Ads reflects the Company’s strategy to encourage consumption of premium VAS.

Other services revenue totaled R$1.1 million, 97.1% down on 3Q15, influenced by the recovery of taxes on disputed invoices in 3Q15.

Mobile handset revenue fell 27.2% y-o-y, due to the sales strategy focused on higher-value customers, particularly in the corporate business.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Total fixed accesses	23,707	24,259	(2.3)	23,754	(0.2)	23,707	24,259	(2.3)
Fixed voice accesses	14,634	15,250	(4.0)	14,744	(0.7)	14,634	15,250	(4.0)
Residential	9,581	9,975	(3.9)	9,670	(0.9)	9,581	9,975	(3.9)
Corporate*	4,609	4,699	(1.9)	4,623	(0.3)	4,609	4,699	(1.9)
Others	444	576	(22.9)	451	(1.5)	444	576	(22.9)
Fixed broadband	7,311	7,179	1.8	7,248	0.9	7,311	7,179	1.8
FTTx*	4,117	3,792	8.6	4,007	2.7	4,117	3,792	8.6
Others	3,194	3,388	(5.7)	3,241	(1.4)	3,194	3,388	(5.7)
Pay TV	1,762	1,829	(3.7)	1,762	0.0	1,762	1,829	(3.7)
Voice ARPU (R$/month)	42.2	44.1	(4.3)	43.2	(2.2)	42.9	43.6	(1.4)
Broadband ARPU (R$/month)	44.8	41.6	7.8	44.6	0.4	44.6	41.5	7.6
Pay TV ARPU (R$/month)	92.6	82.4	12.4	90.6	2.2	90.6	80.7	12.4

(*) Includes GVT SOHO accesses not previously accounted.

o    The fixed base totaled 23,707 thousand accesses in 3Q16, 2.3% down on 3Q15, mainly influenced by the performance of voice and Pay TV accesses.

o    Fixed voice accesses totaled 14,634 thousand in 3Q16, 4.0% down over 3Q15, mainly reflecting the substitution of voice by data. Voice ARPU moved down by 4.3% y-o-y, due to the negative impact of VC reductions and the fixed-to-mobile substitution.

o    Fixed broadband accesses registered 7.3 million customers in 3Q16, 1.8% up on 3Q15. The FTTx client base grew 8.6% y-o-y, already totaling 4,117 thousand accesses, 719 thousand of which in FTTH technology, 33.6% up y-o-y. The penetration of the UBB customer base reached 56.3% of total broadband accesses, 8.6% higher than in 3Q15, fueling the ARPU, which increased by 7.8% y-o-y in 3Q16.

o    Pay TV accesses declined by 3.7% y-o-y, closing the third quarter with 1,762 thousand subscribers and a market share of 9.3% in August. IPTV accesses grew 38.5% in 3Q16 over 3Q15, while TV ARPU increased 12.4%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING REVENUES

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Net operating fixed revenue	4,254.4	4,314.0	(1.4)	4,216.3	0.9	12,689.2	12,663.6	0.2

Voice	1,860.4	2,019.6	(7.9)	1,924.2	(3.3)	5,735.0	5,968.8	(3.9)
Interconnection	57.9	118.8	(51.2)	55.7	4.0	217.4	374.7	(42.0)
Broadband	978.4	889.5	10.0	968.2	1.1	2,901.7	2,621.6	10.7
Corporate Data and IT	690.2	616.2	12.0	609.5	13.2	1,863.3	1,837.1	1.4
Pay TV	489.1	447.6	9.3	481.6	1.6	1,446.8	1,263.4	14.5
Other services	178.4	222.3	(19.7)	177.2	0.7	524.9	598.0	(12.2)

% Data / Net Operating Revenue	39.2%	34.9%	4.3 p.p.	37.4%	1.8 p.p.	37.6%	35.2%	2.3 p.p.

Note: Fixed Net Revenue includes revenue from the FWT solution (“Vivo Fixo”). Broadband revenue includes residential clients and SME.

Net revenue from the fixed business fell 1.4% in 3Q16 over 3Q15, impacted by fixed to mobile tariff (VC) reductions and the reduction in fixed interconnection (TU-RL and TU-RIU), both in February 2016, partially offset by the increase in broadband, corporate data and IT and Pay TV revenues. Excluding the negative effect from tariff reductions, the variation in net fixed services revenue was 1.2%.

Voice revenue fell 7.9% in 3Q16 over 3Q15, chiefly influenced by the lower B2B traffic. Excluding VC reductions (-20.6%), voice revenue fell 4.8% y-o-y.

Interconnection revenue moved down by 51.2% over 3Q15, due to the reduction in TU-RL (-65.9%) and TU-RIU (-21.3%) in February 2016. Excluding this effect, interconnection revenue reduced 8.3%.

Broadband revenue moved up by 10.0% y-o-y, fueled by the growth in the ultra-broadband revenue, which accounted for approximately 60% of broadband revenues in the period and increased by 19.3% y-o-y, reflecting the Company’s efforts to increase the base and the migration of clients to higher speeds, expanding fiber accesses, whose ARPU is higher.

Corporate data and IT revenue increased 12.0% over 3Q15, due to larger revenues coming from new contracts in wholesale and corporate.

Pay TV revenue grew 9.3% in 3Q16 over 3Q15. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, in order to improve customer experience and boost the profitability of the subscriber base.

Other services revenue fell 19.7% y-o-y, mainly influenced by the reduced sale of equipment to large corporate clients.

Consolidated Operating Costs

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Operating costs	(7,283.1)	(7,445.2)	(2.2)	(7,309.7)	(0.4)	(21,235.7)	(22,090.9)	(3.9)

Personnel	(939.0)	(889.8)	5.5	(1,012.2)	(7.2)	(2,871.6)	(2,631.6)	9.1
Costs of services rendered	(3,050.6)	(3,038.0)	0.4	(3,013.1)	1.2	(9,124.1)	(9,217.0)	(1.0)
Interconnection	(453.7)	(651.4)	(30.4)	(451.2)	0.6	(1,461.3)	(2,032.0)	(28.1)
Taxes and contributions	(496.3)	(356.3)	39.3	(478.9)	3.6	(1,430.4)	(1,322.7)	8.1
Third-party services	(1,463.9)	(1,440.3)	1.6	(1,464.8)	(0.1)	(4,384.6)	(4,154.9)	5.5
Others	(636.7)	(590.0)	7.9	(618.2)	3.0	(1,847.8)	(1,707.4)	8.2
Cost of goods sold	(513.5)	(689.1)	(25.5)	(533.6)	(3.8)	(1,565.1)	(1,904.3)	(17.8)
Selling expenses	(2,257.8)	(2,308.4)	(2.2)	(2,202.5)	2.5	(6,619.8)	(6,879.9)	(3.8)
Provision for bad debt	(342.6)	(349.4)	(1.9)	(317.0)	8.1	(1,004.0)	(1,022.7)	(1.8)
Third-party services	(1,840.9)	(1,873.2)	(1.7)	(1,808.1)	1.8	(5,371.3)	(5,585.9)	(3.8)
Others	(74.3)	(85.8)	(13.4)	(77.4)	(4.0)	(244.5)	(271.3)	(9.9)
General and administrative expenses	(372.9)	(336.9)	10.7	(390.1)	(4.4)	(1,148.6)	(988.1)	16.2
Third-party services	(292.3)	(261.3)	11.9	(294.5)	(0.7)	(908.7)	(802.0)	13.3
Others	(80.6)	(75.6)	6.6	(95.6)	(15.7)	(239.9)	(186.1)	28.9
Other net operating revenue (expenses)	(149.3)	(183.0)	(18.4)	(158.2)	(5.6)	93.5	(470.0)	n.a.

The Company’s operating costs excluding depreciation and amortization expenses totaled R$7,283.1 million in 3Q16, 2.2% down on 3Q15. Excluding the non-recurring effect from the corporate restructuring in 3Q15 (R$19.2 million), costs fell 1.9% y-o-y, in a period when inflation was 8.5% (IPCA). Recurring operating costs remained virtually stable over the previous quarter (+1.0%), already excluding the effect from the provision for the corporate restructuring in 2Q16.

Personnel costs increased 5.5% compared to the previous year, mainly due to the insourcing of field and call center employees, in addition to the effect from the collective bargaining agreement. This insourcing was aimed at improving the experience of higher-value customers and increasing productivity, while reducing costs with third-party services. Excluding the R$19.2 million in non-recurring costs related to the corporate restructuring in 3Q15, personnel costs grew 7.9%, still below the period’s inflation.

The cost of services rendered remained virtually stable in 3Q16 (+0.4% y-o-y), positively influenced by MTR and TU-RL/TU-RIU reductions in February 2016. Excluding this effect, the y-o-y increase was 6.1%. This variation is mainly explained by the increased expenditures related to network expansion, partially offset by the lower expenses with electricity and the insourcing of field employees.

Cost of goods sold (COGS) reduced 25.5% in 3Q16 over 3Q15, reflecting the Company’s focus on higher-value clients and profitability.

Selling expenses fell 2.2% y-o-y in the third quarter, due to the Company’s commercial rationality, the capture of synergies and the gradual improvement in macroeconomic conditions.

Provisions for bad debt closed 3Q16 at R$342.6 million, 1.9% down on 3Q15, reflecting the effectiveness of collection initiatives, the efficiency in identifying client's risk profile and the strict credit granting criteria adopted by the Company. In the third quarter, default accounted for 3.2% of net operating revenue, 0.1 p.p. down y-o-y. In comparison with the previous quarter, provisions for bad debt moved up by 8.1%, essentially due to the higher default in B2B.

Third-party services posted y-o-y reduction of 1.7% in 3Q16, influenced by lower costs with commissions and sales promoters in retail stores as of 2Q16 and by lower expenses with publicity and marketing, thanks to the synergies generated with the unification of the brands as of April 2016, eliminating communication redundancies due to the reduction in the number of advertising agencies and the renegotiation of contracts. In addition, costs with call center services declined due to lower volume of calls to call center driven by digitalization, simplification of offers and improved customer experience.

Third-quarter general and administrative expenses increased by 10.7% y-o-y, chiefly influenced by the higher expenses with IT development and integration, as part of the incorporation process of GVT.

Other net operating revenues (expenses) totaled an expense of R$149.3 million in 3Q16, 18.4% down on 3Q15, mainly as a result of lower civil contingencies in the period.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,410.3 million in 3Q16, 8.8% up on 3Q15. Excluding expenses of R$19.2 million related to the corporate restructuring in 3Q15, growth came to 8.1% y-o-y, mainly due to the cost efficiency measures adopted by the Company and the capture of synergies from the acquisition of GVT.

The EBITDA margin reached 31.9%, with a y-o-y increase of 2.3 p.p. Comparing with the 3Q15 recurring EBITDA margin, the increase came to 2.1 p.p., reflecting the Company’s focus on profitability.

Depreciation and Amortization

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

EBITDA	3,410.3	3,135.6	8.8	3,200.3	6.6	10,399.1	9,282.0	12.0

Depreciation and Amortization	(1,972.6)	(1,817.9)	8.5	(1,953.3)	1.0	(5,839.2)	(5,404.7)	8.0
Depreciation	(1,315.1)	(1,204.1)	9.2	(1,312.5)	0.2	(3,899.5)	(3,544.2)	10.0
Amortization of intangibles (*)	(298.8)	(298.5)	0.1	(298.8)	0.0	(900.7)	(900.9)	(0.0)
Other amortizations	(358.7)	(315.3)	13.8	(342.0)	4.9	(1,039.0)	(959.6)	8.3

EBIT	1,437.7	1,317.7	9.1	1,247.0	15.3	4,559.9	3,877.3	17.6

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line expanded 8.5% y-o-y, particularly justified by the increase in fixed assets, reflecting the higher investments made by the Company in recent years, in addition to amortizations of software and spectrum licenses.

 Financial Result

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Net Financial Income	(296.3)	(258.5)	14.6	(306.1)	(3.2)	(919.2)	(908.4)	1.2

Income from financial investments	211.7	223.8	(5.4)	157.7	34.2	509.3	649.8	(21.6)
Interest and other financial income (expenses)	(57.2)	(103.0)	(44.5)	(74.5)	(23.2)	(243.8)	(281.0)	(13.2)
Charges	(292.9)	(202.6)	44.6	(253.9)	15.4	(840.8)	(733.2)	14.7
Monetary and exchange variation	(145.5)	(922.8)	(84.2)	59.4	n.a.	(28.8)	(1,552.8)	(98.1)
Gains (losses) on derivative transactions	(12.4)	746.1	n.a.	(194.8)	(93.6)	(315.1)	1,008.8	n.a.

Net financial expenses increased by 14.6% (R$37.8 million) in 3Q16 over 3Q15, influenced by the higher expense with the monetary indexation of contingencies.

In 9M16, net financial expenses grew 1.2% y-o-y (R$10.8 million), particularly due to the higher expense with the monetary indexation of contingencies, partially offset by the higher financial losses in 3Q15 related to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency, whose result was negatively impacted by the appreciation of the Euro against the Real.

Net Income

Net income totaled R$952.7 million in 3Q16, 9.6% up on 3Q15, particularly influenced by the improved operating result in 3Q16.

In the first nine months of 2016, net income amounted to R$2,870.4 million, 29.5% up on 9M15, driven by the stronger EBITDA and non-recurrent sale of towers in 1Q16.

Capex

Consolidated in R$ million	3Q16	3Q15	2Q16	9M16	9M15

Network	1,684.5	1,772.5	1,490.7	4,503.7	5,110.2
Technology / Information System	205.5	251.0	224.5	556.4	572.4
Products and Services, Channels, Administrative and others	51.0	99.0	55.5	143.4	263.9
Licenses	185.5	0.0	0.0	185.5	0.0
Total	2,126.4	2,122.5	1,770.6	5,389.0	5,946.5

Capex ex. licenses / Net operating revenue	18.2%	20.1%	16.8%	16.4%	19.0%

Third-quarter capex amounted to R$2,126.4 million. Excluding the amount related to the 2.5GHz licenses acquired in the auction of radiofrequency leftovers held by Anatel on December 17, 2015 totaling R$185.5 million, third-quarter capex reached R$1,941.0 million (-8.6% y-o-y), accounting for 18.2% of net operating revenue. In 2016, the Company invested 16.4% of revenues, reflecting the successful implementation of efficiency initiatives and the capture of synergies, while we expect acceleration in capex execution in 4Q16.

The majority of investments went to the expansion of network capacity and 4G coverage as well as the increase in FTTX penetration.

Cash Flow

Consolidated in R$ million	3Q16	3Q15	∆ R$	2Q16	∆ R$	9M16	9M15	∆ R$

EBITDA	3,410.3	3,154.8	255.5	3,301.5	108.8	9,986.8	9,301.2	685.6

Investments (CAPEX)	(1,941.0)	(2,122.5)	181.5	(1,770.6)	(170.4)	(5,203.5)	(5,946.5)	743.0
Payment of interest, taxes and other financial expenses (revenues)	(265.0)	(344.6)	79.6	(170.7)	(94.4)	(894.6)	(963.2)	68.6
Investments on working capital	313.5	294.0	19.5	134.6	178.8	(652.4)	(706.4)	54.0

Free Cash Flow of business activity	1,517.7	981.6	536.1	1,494.9	22.9	3,236.4	1,685.1	1,551.3

Payment of spectrum	(185.5)	0.0	(185.5)	0.0	(185.5)	(185.5)	0.0	(185.5)
Receipt of tower sale	0.0	0.0	0.0	562.1	(562.1)	562.1	0.0	562.1
Non-recurring items	(79.3)	(65.0)	(14.3)	(21.8)	(57.5)	(101.1)	(201.9)	100.8

Free Cash Flow after extraordinaries	1,253.0	916.6	336.3	2,035.2	(782.2)	3,511.9	1,483.1	2,028.8

Note: Excludes the values related to the payment of income tax on IOC totaling R$24.2 million in 3Q16, R$83.6 million in 2Q16, R$68.7 million in 3Q15, R$183.1 million in 9M16 and R$217.3 million in 9M15.

Free cash flow from business activities totaled R$1,517.7 million in 3Q16, up by R$536.1 million on 3Q15, reflecting the improved operating result and the lower investments in the period. Free cash flow after non-recurring items increased by R$336.3 million, chiefly due to the effects mentioned above, partially offset by the payment of licenses acquired in the auction of radiofrequency leftovers held by Anatel in December 2015.

In comparison with the previous quarter, free cash flow from business activities moved up by R$22.9 million, chiefly influenced by the increase in EBITDA, partially offset by the higher Capex in the period.

Indebtedness

LOANS AND FINANCING (R$ million)

September 2016

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 4.08%	Until 2023	585.8	1,589.8	2,175.7
BNDES	R$	2.5% to 6.0%	Until 2023	116.0	242.8	358.7
BNDES	R$	IPCA + 2.95% + TR	Until 2016	0.0	0.0	0.0
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	1.5	292.5	293.9
BNB	R$	7.0% to 10.0%	Until 2022	12.9	36.6	49.6
Confirming	R$	108% of CDI	Until 2017	383.0	0.0	383.0
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	1.4	36.7	38.1
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	97.2	97.2
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	2,016.4	0.0	2,016.4
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	83.0	1,299.4	1,382.4
Financial Leases	R$	-	Until 2033	36.9	285.4	322.3
Contingent Consideration	R$	-	Until 2025	0.0	404.8	404.8
Foreign currency
Resolution 4131	US$	2.05% and Libor + 2.00%	Until 2017	343.0	583.0	926.0
BNDES	UMBND	ECM + 2.38%	Until 2019	135.7	260.5	396.2

Total				3,715.7	5,128.5	8,844.2

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
September 2016		Consolidated in R$ million	09/30/16	09/30/15	06/30/16
Year	Amount
2017	820.2	Short-term Debt	3,715.7	3,913.5	1,643.7
2018	2,273.5	Long-term Debt	5,128.5	6,829.7	6,983.7
2019	764.3	Total Debt	8,844.2	10,743.2	8,627.3
2020	336.9	Cash and cash equivalents	(5,837.4)	(6,369.5)	(5,717.1)
2021	209.9	Net derivatives position	(10.6)	(715.4)	(11.7)
After 2021	723.8	Net debt	2,996.3	3,658.4	2,898.5
Total	5,128.5	Net debt/EBITDA	0.22	0.29	0.21

The Company closed 3Q16 with a gross debt of R$8,844.2 million, 17.7% less than in 3Q15, 14.9% of which denominated in foreign currency. Currently, foreign exchange exposure of debt is 100% covered by hedge operations.

Net debt totaled R$2,996.3 million at the close of 3Q16, accounting for 0.22x of LTM EBITDA. Net debt declined by 18.1% (R$662.1 million) over 3Q15, essentially due to the reception of the proceeds from the sale of towers and the higher operating cash flow generation, offset by the dividend payment in August.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 3Q16 at R$38.93 and R$46.95 respectively, appreciating by 14.5% and 31.3% in 9M16, versus an appreciation of 34.6% in the Bovespa Index (Ibovespa). In the first nine months, total shareholder return (TSR) reached 37.5% for preferred shares and 19.0% for common shares.

The Company's ADRs closed the quarter at US$14.47, 60.2% up in 9M16, versus a 6.1% valuation in the Dow Jones' index.

In 9M16, the daily traded volume of VIVT3 and VIVT4 averaged R$454.3 thousand and R$94,017.1 thousand, respectively. The daily traded volume of ADRs averaged US$29,722.9 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

September 30, 2016	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,117	444,452,906
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 40.66
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

In the third quarter, at the meeting held on September 19, the Board of Directors approved ad referendum of the Annual Shareholders’ Meeting, the payment of interest on equity related to fiscal year 2016, totaling the gross amount of R$650.0 million, equivalent to R$0.360985 per common share and R$0.397084 per preferred share. The payment will be made until the end of fiscal year 2017, on a date to be defined by the Board of Directors, to holders of common and preferred shareholders on September 30, 2016.

At the meeting held on July 26, 2016 the Board of Directors defined the payment of dividends and interest on equity related to fiscal year 2015 totaling R$3.3 billion. The Company paid R$1.2 billion[2] on August 23, 2016 and R$2.1 billion[3] will be paid on December 13, 2016, as detailed in the table below.

2 The income tax payment related to the IOC paid in August 2016 and to the IOC to be paid in December 2016 took place in the subsequent month as of the deliberation of each amount.

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2016)	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	Until 12/31/2017
					PN	0.397084	0.337521
IOC (based on 2016)	06/17/2016	06/30/2016	161.0	136,9	ON	0.089413	0.076001	Until 12/31/2017
					PN	0.098355	0.083601
IOC (based on 2016)	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	Until 12/31/2017
					PN	0.134398	0.114238
IOC (based on 2016)	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	Until 12/31/2017
					PN	0.205873	0.174992
IOC (based on 2016)	02/19/2016	01/29/2016	200.0	170.0	ON	0.111072	0.094412	Until 12/31/2017
					PN	0.122180	0.103853

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on dec/2015)	04/28/2016	04/28/2016	1,287.2	1,287.2	ON	0.714875	0.714875	12/13/2016
					PN	0.786362	0.786362
IOC (based on 2015)	12/17/2015	12/30/2015	302.9	257.5	ON	0.168233	0.142998	12/13/2016
					PN	0.185056	0.157298
IOC (based on 2015)	11/19/2015	11/30/2015	235.0	199.8	ON	0.130510	0.110934	12/13/2016
					PN	0.143561	0.122027
IOC (based on 2015)	10/19/2015	10/30/2015	88.0	74.8	ON	0.048872	0.041541	12/13/2016
					PN	0.053759	0.045695
IOC (based on 2015)	9/18/2015	9/30/2015	147.0	125.0	ON	0.081638	0.069392	12/13/2016
					PN	0.089802	0.076332
IOC (based on 2015)	8/20/2015	8/31/2015	237.0	201.5	ON	0.131621	0.111878	08/23/2016
					PN	0.144783	0.123065
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	08/23/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	08/23/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.8	ON	0.324600	0.275910	08/23/2016
					PN	0.357060	0.303501

Consolidated in R$ million	3Q16	3Q15	∆%	2Q16	∆%	9M16	9M15	∆%

Gross operating revenues	16,259.1	16,080.4	1.1	16,036.4	1.4	48,294.1	48,023.4	0.6

Net Operating Revenues	10,693.4	10,580.8	1.1	10,510.0	1.7	31,634.8	31,372.9	0.8

Mobile	6,439.0	6,266.8	2.7	6,293.7	2.3	18,945.6	18,709.3	1.3
Fixed	4,254.4	4,314.0	(1.4)	4,216.3	0.9	12,689.2	12,663.6	0.2

Operating costs	(7,283.1)	(7,445.2)	(2.2)	(7,309.7)	(0.4)	(21,235.7)	(22,090.9)	(3.9)

Personnel	(939.0)	(889.8)	5.5	(1,012.2)	(7.2)	(2,871.6)	(2,631.6)	9.1
Costs of services rendered	(3,050.6)	(3,038.0)	0.4	(3,013.1)	1.2	(9,124.1)	(9,217.0)	(1.0)
Interconnection	(453.7)	(651.4)	(30.4)	(451.2)	0.6	(1,461.3)	(2,032.0)	(28.1)
Taxes and contributions	(496.3)	(356.3)	39.3	(478.9)	3.6	(1,430.4)	(1,322.7)	8.1
Third-party services	(1,463.9)	(1,440.3)	1.6	(1,464.8)	(0.1)	(4,384.6)	(4,154.9)	5.5
Others	(636.7)	(590.0)	7.9	(618.2)	3.0	(1,847.8)	(1,707.4)	8.2
Cost of goods sold	(513.5)	(689.1)	(25.5)	(533.6)	(3.8)	(1,565.1)	(1,904.3)	(17.8)
Selling expenses	(2,257.8)	(2,308.4)	(2.2)	(2,202.5)	2.5	(6,619.8)	(6,879.9)	(3.8)
Provision for bad debt	(342.6)	(349.4)	(1.9)	(317.0)	8.1	(1,004.0)	(1,022.7)	(1.8)
Third-party services	(1,840.9)	(1,873.2)	(1.7)	(1,808.1)	1.8	(5,371.3)	(5,585.9)	(3.8)
Others	(74.3)	(85.8)	(13.4)	(77.4)	(4.0)	(244.5)	(271.3)	(9.9)
General and administrative expenses	(372.9)	(336.9)	10.7	(390.1)	(4.4)	(1,148.6)	(988.1)	16.2
Third-party services	(292.3)	(261.3)	11.9	(294.5)	(0.7)	(908.7)	(802.0)	13.3
Others	(80.6)	(75.6)	6.6	(95.6)	(15.7)	(239.9)	(186.1)	28.9
Other net operating revenue (expenses)	(149.3)	(183.0)	(18.4)	(158.2)	(5.6)	93.5	(470.0)	n.a.

EBITDA	3,410.3	3,135.6	8.8	3,200.3	6.6	10,399.1	9,282.0	12.0
EBITDA Margin %	31.9%	29.6%	2.3 p.p.	30.5%	1.4 p.p.	32.9%	29.6%	3.3 p.p.

Depreciation and Amortization	(1,972.6)	(1,817.9)	8.5	(1,953.3)	1.0	(5,839.2)	(5,404.7)	8.0
Depreciation	(1,315.1)	(1,204.1)	9.2	(1,312.5)	0.2	(3,899.5)	(3,544.2)	10.0
Amortization of intangibles	(298.8)	(298.5)	0.1	(298.8)	0.0	(900.7)	(900.9)	(0.0)
Others amortizations	(358.7)	(315.3)	13.8	(342.0)	4.9	(1,039.0)	(959.6)	8.3

EBIT	1,437.7	1,317.7	9.1	1,247.0	15.3	4,559.9	3,877.3	17.6

Net Financial Income	(296.3)	(258.5)	14.6	(306.1)	(3.2)	(919.2)	(908.4)	1.2
Income from financial investments	211.7	223.8	(5.4)	157.7	34.2	509.3	649.8	(21.6)
Interest and other financial income (expenses)	(57.2)	(103.0)	(44.5)	(74.5)	(23.2)	(243.8)	(281.0)	(13.2)
Charges	(292.9)	(202.6)	44.6	(253.9)	15.4	(840.8)	(733.2)	14.7
Monetary and exchange variation	(145.5)	(922.8)	(84.2)	59.4	n.a.	(28.8)	(1,552.8)	(98.1)
Gains (losses) on derivative transactions	(12.4)	746.1	n.a.	(194.8)	(93.6)	(315.1)	1,008.8	n.a.

Gain (loss) on investments	0.3	0.8	(62.5)	0.5	(40.0)	1.0	1.4	(28.6)

Taxes	(189.0)	(190.7)	(0.9)	(241.9)	(21.9)	(771.3)	(753.6)	2.3

Net income	952.7	869.3	9.6	699.5	36.2	2,870.4	2,216.7	29.5

BALANCE SHEET

Consolidated in R$ million	09/30/16	12/31/15	∆%

ASSETS	101,708.4	101,685.0	0.0

Current assets	18,434.5	17,909.3	2.9
Cash and cash equivalents	5,794.6	5,336.8	8.6
Accounts receivable from customers	10,867.2	10,349.6	5.0
Provision for doubtful accounts	(2,290.6)	(2,064.3)	11.0
Inventories	500.1	603.6	(17.1)
Recoverable taxes	2,290.8	2,521.3	(9.1)
Escrow deposits and frozen assets	283.4	235.4	20.4
Derivatives transactions	64.0	81.3	(21.3)
Prepaid expenses	489.3	356.5	37.3
Other assets	435.7	489.1	(10.9)

Non-Current Assets	83,273.9	83,775.7	(0.6)
Accounts receivable from customers	480.4	484.0	(0.7)
Provision for doubtful accounts	(164.0)	(153.6)	6.8
Financial Investments	105.6	109.9	(3.9)
Recoverable taxes	674.1	409.6	64.6
Deffered taxes	417.4	711.5	(41.3)
Escrow deposits and frozen assets	5,934.2	5,518.1	7.5
Derivatives transactions	168.1	417.6	(59.7)
Other assets	92.7	93.5	(0.9)
Investments	89.7	101.2	(11.4)
Property, plant and equipment, net	30,722.4	30,476.7	0.8
Intangible assets, net	44,753.3	45,607.2	(1.9)

LIABILITIES	101,708.4	101,685.0	0.0

Current liabilities	20,417.1	17,981.7	13.5
Payroll and related charges	778.9	698.8	11.5
Suppliers and accounts payable	7,389.4	8,373.2	(11.7)
Taxes	1,562.1	1,716.0	(9.0)
Loans and financing	1,614.8	2,222.1	(27.3)
Debentures	2,100.9	120.9	1,637.7
Dividends and interest on shareholders equity	3,698.2	2,209.4	67.4
Provisions	1,105.3	914.4	20.9
Derivatives transactions	161.0	151.7	6.1
Deferred revenues	441.8	564.6	(21.7)
Authorization licenses	944.3	456.7	106.8
Other liabilities	620.4	553.9	12.0

Non-Current Liabilities	12,627.6	15,136.1	(16.6)
Payroll and related charges	32.7	19.8	65.2
Taxes	86.4	87.0	(0.7)
Suppliers and accounts payable	73.6	67.7	8.7
Loans and financing	3,695.3	4,454.5	(17.0)
Debentures	1,433.2	3,423.8	(58.1)
Provisions	6,381.9	5,890.3	8.3
Derivatives operations	60.6	82.4	(26.5)
Deferred revenues	548.0	359.2	52.6
Obligations with post-employment benefit plans	81.9	85.3	(4.0)
Lincence of authorization	90.8	496.0	(81.7)
Other liabilities	143.2	170.1	(15.8)

Shareholders' equity	68,663.7	68,567.2	0.1
Capital Stock	63,571.4	63,571.4	0.0
Premium on acquisition of non-controlling interest	(75.4)	(75.4)	0.0
Capital Reserve	1,347.9	1,347.9	0.0
Profit Reserve	2,418.1	2,410.7	0.3
Additional proposed dividends	0.0	1,287.2	n.a.
Other comprehensive income	8.6	25.4	(66.1)
Accumulated profits	1,393.1	0.0	n.a.

conference call

English

Date: October 26, 2016 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephone: +1 (412) 317-5493

Access Code: Telefonica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until November 02, 2016. Telephone: 1 (412) 317-0088 - Code: 10092204#

Telefônica Brasil - Investor Relations

Amos Genish

David Melcon

Luis Plaster

Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director